ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 26, 2018
Renee E. Laws T + 617 235-4975 Renee.laws@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Brighthouse Funds Trust I (the “Registrant”)

(File Nos. 333-48456 and 811-10183)

Dear Mr. Oh:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on March 26, 2018 in connection with Post-Effective Amendment No. 83 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) for the Wells Capital Management Mid Cap Value Portfolio and the Victory Sycamore Mid Cap Value Portfolio (each a “Portfolio,” and together, the “Portfolios”), which was filed with the Commission on February 6, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). For your convenience, the Staff’s comments are summarized below, and each is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement. Please note that, as discussed with the Staff, we have provided collective responses to numerous global comments that were applicable to both Portfolios. The Registrant’s response to one of the comments provided by the Staff regarding the above-referenced amendment to the Registration Statement was previously submitted via EDGAR correspondence on April 12, 2018.

Prospectus – Both Portfolios

1.	Comment: Each Portfolio is a series of a trust that has received a multi-manager exemptive order (the “Order”) from the Commission. Please explain supplementally how the use of the Subadviser’s name in the name of each of the Portfolios without the inclusion of the Adviser’s name is not misleading and confirm that this is permitted under the Order.

Response: The Registrant respectfully submits that the names and respective roles of the Adviser and the Subadviser are clearly disclosed under the “Management” heading in the “Portfolio Summary” section of each Prospectus and in the “Additional Information About Management” section of each Prospectus. The Registrant believes that such disclosure effectively communicates the identity of the Adviser to potential investors. The Registrant is not aware of any requirement in its multi-manager exemptive order or published guidance with respect to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), or otherwise that would require the name of the Adviser to be included in the name of each Portfolio, particularly where the term “Brighthouse” is included in the name of the Registrant.

2.	Comment: In the “Annual Portfolio Operating Expenses” table, please revise the caption “Net Operating Expenses” to conform to Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A states that a fund may show its net expenses after any applicable fee waivers in the fee table and should use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an “appropriate descriptive caption” but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to revise the disclosure.

3.	Comment: In the footnote to each Portfolio’s “Annual Portfolio Operating Expenses” table that describes the fee waiver arrangement, please remove the management fee breakpoints. Pursuant to Section C.3.(b) of the General Instructions to Form N-1A, Items 2 through 8 may not include disclosure other than that required or permitted by those items. This disclosure should appear in the “Additional Information About Management” section of the Prospectus.

Response: The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits disclosure of expense reimbursement or fee waiver arrangements that will reduce a Portfolio’s operating expenses for at least one year from the effective date of the Portfolio’s registration statement. The Registrant respectfully submits that including the management fee waiver breakpoints in the description of each Portfolio’s fee waiver arrangement in the footnote to the “Annual Portfolio Operating Expenses” table is necessary to facilitate shareholder understanding of the arrangement and is not inconsistent with the requirements of Form N-1A. Therefore, the Registrant respectfully declines to revise the disclosure.

4.	Comment: Please confirm the management fee presented in the “Annual Portfolio Operating Expenses” table for each Portfolio reflects the amount incurred during the most recent fiscal year and has not been adjusted to account for breakpoints in the fee arrangement.

Response: The Registrant confirms that the management fees are based on the management fees paid over the most recent fiscal year and have not been adjusted to account for breakpoints.

5.	Comment: With respect to the Portfolios’ fee waiver arrangements, please confirm whether recoupment is permitted. If so, please clarify that such recoupment is permitted only for a period of three years after the date fees are waived or expenses are paid and that, during each Portfolio’s recoupment period, the Adviser may recover from the Portfolio fees waived and expenses paid only to the extent that such repayment would not cause the Portfolio’s Net Operating Expenses to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Portfolio’s current expense limitation amount.

Response: The Registrant confirms that the fee waiver arrangements applicable to the Portfolios do not permit recoupment by the Adviser.

6.	Comment: The second sentence in the “Portfolio Summary—Principal Risks— Market Capitalization Risk” section for each Portfolio describes the risks associated with investments in “[l]arger, more established companies.” Please tailor the disclosure to reflect more accurately the principal risks of investing in each Portfolio based on the Portfolio’s principal investment strategies by removing that sentence.

Response: The Registrant respectfully submits that the reference to larger, more established companies under “Market Capitalization Risk” is qualified by the statement “[i]nvesting primarily in issuers in one market capitalization category (large, medium or small) carries the risk that due to current market conditions that category may be out of favor with investors” to indicate that not all series of the Trust that disclose “Market Capitalization Risk as a principal risk invest in large capitalization companies as a principal investment strategy. Therefore, the Registrant respectfully submits that the current disclosure is appropriate for each Portfolio.

7.	Comment: The disclosure in the “Portfolio Summary—Principal Risks—Investment Style Risk” section for each Portfolio refers to “[d]ifferent investment styles such as growth or value.” Please tailor the disclosure to reflect more accurately the principal risks of investing in each Portfolio based on the Portfolio’s principal investment strategies.

Response: The Registrant respectfully submits that growth and value are examples of different investment styles that may shift in and out of favor. The Registrant believes that it is clear from the disclosure in the above-referenced section, taken together with the disclosure in the “Principal Risks of Investing in the Portfolio—Investment Style Risk” section, that not all series of the Trust that disclose “Investment Style Risk” as a principal risk employ both growth and value investment styles. Therefore, the Registrant respectfully submits that the current disclosure is appropriate for each Portfolio.

8.	Comment: Please confirm that the portfolio managers of each Portfolio are jointly and primarily responsible for the day-to-day management of the Portfolio and disclose in accordance with Form N-1A. Please also include both the month and year when disclosing how long a portfolio manager has managed a Portfolio.

Response: The Registrant confirms that, pursuant to General Instruction C.3.(b), each portfolio manager listed in the “Portfolio Summary—Management of the Fund—Portfolio Managers”

section of each Prospectus is jointly and primarily responsible for the management of the relevant Portfolio. The Registrant believes that the Portfolios’ disclosure complies with the requirements of Item 5(b) of Form N-1A, which ask for the name, title and length of service of persons primarily responsible for the day-to-day management of a Portfolio’s portfolio. The Registrant respectfully notes that the instructions to Item 5(b) of Form N-1A do not require a Portfolio to state that the portfolio managers are “jointly and primarily responsible,” rather, the instructions indicate that information about each person that is jointly and primarily responsible should be disclosed. The Registrant also notes that the instructions do not require a Portfolio to specify the month in which a portfolio manager began managing the Portfolio. Accordingly, the Registrant respectfully declines to make the requested change.

9.	Comment: Please revise the disclosure in the “Portfolio Summary—Payments to Broker-Dealers and Other Financial Intermediaries” section to more closely follow the requirements of Form N-1A.

Response: The Registrant observes that while Item 8 of Form N-1A contains a statement required to be included under the heading “Payments to Broker-Dealers and Other Financial Intermediaries,” it also provides that “[a] Fund may modify the statement if the modified statement contains comparable information.” In addition, the Registrant observes that General Instruction C.1.(d) to Form N-1A states that “[t]he requirements for prospectuses included in Form N-1A will be administered by the Commission in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Registrant respectfully submits that the current disclosure contains information that is comparable to the statement in Item 8 of Form N-1A and that the language is appropriately tailored to the Portfolios in light of their distribution channels. Therefore, the Registrant respectfully declines to revise the disclosure.

10.	Comment: In the last sentence of the second paragraph under the “Understanding The Trust—Additional Information” section, please delete the qualifying clause “that may not be waived” or specify what rights may be waived.

Response: The Registrant believes that it is important to note that investors and others may have rights under federal or state securities laws that may not be waived. Accordingly, the Registrant respectfully declines to revise the above-referenced disclosure.

11.	Comment: With reference to the “Additional Information About the Portfolio’s Investment Strategies—Securities Lending” section for each Prospectus, please confirm supplementally whether securities lending is a principal investment strategy of each Portfolio. If so, please update the disclosure in the “Portfolio Summary—Principal Investment Strategies” and “—Principal Risks” sections as necessary.

Response: The Registrant confirms that securities lending is not a principal investment strategy of either Portfolio.

12.	Comment: Please explain how the strategies described in the “Additional Information About the Portfolio’s Investment Strategies —Defensive Investment Strategies” section of each Prospectus differ from those described in the “Additional Information About the Portfolio’s Investment Strategies—Cash Management Strategies” section of the Prospectus. Please consider removing or revising these sections as appropriate to eliminate duplicative disclosure.

Response: The Registrant observes that the “Cash Management Strategies” section describes the Portfolios’ use of cash and cash equivalents to meet daily redemptions and rebalance investment positions in the ordinary course of business, regardless of market conditions. In contrast, the “Defensive Investment Strategies” section describes the Portfolios’ use of temporary measures to avoid losses and maintain liquidity during adverse market or economic conditions. While the Portfolios may hold similar instruments in each case, the Registrant believes that separate disclosure highlighting the different purposes for which those instruments may be utilized is appropriate and helpful to facilitate investor understanding. Therefore, the Registrant respectfully declines to revise the disclosure.

13.	Comment: Please clarify whether the voluntary fee waiver described under “Additional Information about Management—Voluntary Fee Waiver” in each Prospectus is a separate waiver in addition to the contractual waiver referenced in the footnote to the Annual Portfolio Operating Expenses table. In addition, please consider including additional information regarding the contractual fee waiver adjacent to the “Voluntary Fee Waiver” section.

Response: The Registrant has deleted the “Additional Information About Management—Voluntary Fee Waiver” section from each Prospectus as it is no longer applicable. The Registrant believes that each Portfolio’s current disclosure regarding the contractual fee waiver is appropriate and not inconsistent with the requirements of Form N-1A.

14.	Comment: In the “Additional Information About Management—Voluntary Fee Waiver” section of each Prospectus, please specify the amount of the voluntary fee waiver, expressed as an annual percentage of the Portfolio’s net assets.

Response: The Registrant has deleted the “Additional Information About Management—Voluntary Fee Waiver” section from each Prospectus as it is no longer applicable.

15.	Comment: The “Additional Information About Management—Distribution and Services Plan” section refers to certain share classes of each Portfolio that are not offered through the Prospectus. Please delete references to such share classes or clarify that they are not offered by the Portfolio.

Response: The Registrant notes that the above-referenced section of the Prospectus includes the following disclosure:

“The Portfolio may not offer shares of each class. Please see the ‘Portfolio Summary’ section of this Prospectus to determine which share classes the Portfolio offers.”

The Registrant believes that an investor will understand the general operation of the Distribution and Services Plan without disclosure that is tailored for each Portfolio of the Registrant. Accordingly, the Registrant respectfully declines to revise the disclosure.

16.	Comment: In the “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of Shares” section, please delete the word “including” from the phrase “or other circumstances, including as determined by the Securities and Exchange Commission.”

Response: The Registrant has made the requested revision.

17.	Comment: Please confirm that the section “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of Shares” includes all of the information required to be disclosed by Item 11(c)(7) and (8) of Form N-1A.

Response: The Registrant respectfully submits that the above-referenced section of the Prospectus satisfies the requirements of Items 11(c)(7) and (8) of Form N-1A.

18.	Comment: In the “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of Shares” section, if applicable, consider providing additional information regarding how the Portfolios will handle redemptions-in-kind (e.g., by stating that redemptions-in-kind will be made on a pro-rata basis, or will consist of individual portfolio securities or a representative basket of portfolio securities).

Response: Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “[t]he methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Registrant believes the disclosure that is contained under “Your Investment—Sales and Purchases of Shares—Purchase and Redemption of Shares” appropriately communicates to investors information about the Portfolios’ ability to redeem in-kind and complies with the requirements of Item 11(c)(8). Therefore, the Registrant respectfully declines to make the requested change.

19.	Comment: In the “Your Investment—Share Valuation and Pricing—Net Asset Value” section, please define the term “good order.”

Response: The Registrant believes the phrase “good order” is a widely used and commonly understood term of art in the industry that is used to indicate that a purchase or redemption order is supported by all appropriate documentation and information in proper form. The Registrant therefore respectfully declines to revise the disclosure.

20.	Comment: On the back cover page of the Prospectus, pursuant to Item 1(b)(4) of Form N-1A, please use a smaller type size for the file number than that generally used elsewhere in the Prospectus.

Response: The Registrant confirms that the file number on the back cover page of each Prospectus appears in a smaller type size than that generally used elsewhere in the Prospectus.

Prospectus—Wells Capital Management Mid Cap Value Portfolio

21.	Comment: In the first sentence of the “Portfolio Summary—Principal Investment Strategies” section, please insert “plus borrowings for investment purposes” after “net assets.”

Response: The Registrant notes that the “Investment Policies” section of the Statement of Additional Information (“SAI”) discloses that, for purposes of a Portfolio’s policy to invest at least 80% of its net assets in certain investments, net assets include the amount of “any borrowings for investment purposes.” Accordingly, the Registrant respectfully declines to revise the disclosure.

22.	Comment: The first paragraph of the “Portfolio Summary—Principal Investment Strategies” section states that the Subadviser “invests, under normal circumstances, at least 80% of the Portfolio’s net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap Value Index® at the time of investment.” Please explain supplementally the purpose of the parenthetical phrase “(based upon shares available for trading on an unrestricted basis)” and clarify in the disclosure why this information is being provided.

Response: The Registrant respectfully submits that the purpose of the parenthetical is to exclude from the market capitalization calculation a company’s outstanding shares that are not available to the public and not part of the investable universe. It is the Registrant’s understanding that this is consistent with the methodology employed by index providers, including the provider of the Russell Midcap Value Index, to measure “free float” market capitalizations. The Registrant believes this language is helpful for investors to understand how the Subadviser determines whether a company is within the Portfolio’s 80% investment policy and respectfully declines to revise the disclosure in response to the comment.

23.	Comment: In the “Portfolio Summary—Principal Investment Strategies” section, please identify the principal investment strategy that corresponds to “Real Estate Investment Risk.”

Response: The Registrant respectfully submits that Real Estate Investment Risk corresponds to the Portfolio’s principal investment strategy to invest at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of the market capitalization of companies constituting the Russell Midcap Value Index at the time of investment. The Registrant notes that the Russell Midcap Value Index is typically comprised of a number of companies in the real estate industry. For example, for the one-year period ended

December 31, 2017, the average weight of real estate investment trusts in the Russell Midcap Value Index was approximately 14%.

Prospectus – Victory Sycamore Mid Cap Value Portfolio

24.	Comment: Please explain supplementally why the Portfolio utilizes the Russell Midcap Index for purposes of its 80% test, rather than the Russell Midcap Value Index. The Staff notes that this is a value-driven Portfolio and that the Portfolio uses the Russell Midcap Value Index as a benchmark in its performance table.

Response: The Registrant respectfully submits that using the Russell Midcap Index for purposes of the Portfolio’s 80% test is reasonable and consistent with investor expectations of the term “mid cap.” The Registrant believes this approach is consistent with published guidance with respect to Rule 35d-1 under the 1940 Act, which provides that although the term “mid-cap” suggests an investment in certain investments and requires an 80% test, the terms “value” and “growth” connote a type of investment strategy rather than a particular type of investment and, therefore, a fund is not required to adopt an 80% test with respect to those terms. The Registrant notes that the Russell Midcap Index is a broad-based securities market index that focuses on the mid-cap sector. The Registrant is not aware of any requirement that the index used for purposes of the Portfolio’s 80% test must be the same as the benchmark in the Portfolio’s performance table.

25.	Comment: In the “Portfolio Summary—Principal Risks” section, please identify the risks associated with investments in “American Depositary Receipts and Global Depositary Receipts (ADRs and GDRs)” as referenced in the first paragraph of the “Portfolio Summary—Principal Investment Strategies” section.

Response: The Registrant respectfully notes that the risks associated with foreign investments are described under “Portfolio Summary—Principal Risks—Foreign Investment Risk,” and that the disclosure in that section indicates that such risks apply to both direct and indirect investments. The Registrant further notes that depositary receipts are explicitly discussed under “Principal Risks of Investing in the Portfolio—Foreign Investment Risk.”

26.	Comment: The second paragraph in the “Portfolio Summary—Principal Investment Strategies” section states that “[t]he market conditions of companies in the index change with market conditions and the composition of the index.” Please revise this sentence for clarity.

Response: The Registrant has revised the disclosure as follows: “The ~~market conditions~~ size of companies in the index ~~change~~ changes with market conditions and the composition of the index.”

27.

Comment: The disclosure in the “Principal Risks of Investing in the Portfolio—Foreign Investment Risk” section refers to risks associated with investments in emerging market countries. If the Portfolio invests in emerging markets as a principal investment strategy, please add appropriate disclosure to the “Portfolio Summary—Principal Investment

Strategies” and “—Principal Risks” sections and explain how the Portfolio determines which countries are considered to be emerging markets countries.

Response: The Registrant confirms that investing in emerging markets is not a principal investment strategy for the Portfolio.

28.	Comment: The “Principal Risks of Investing in the Portfolio—Foreign Investment Risk” section refers to investments in participation certificates. If the Portfolio invests in participation certificates as a principal investment strategy, please add appropriate disclosure to the “Portfolio Summary—Principal Investment Strategies” and “—Principal Risks” sections.”

Response: The Registrant confirms that investing in participation certificates is not a principal investment strategy for the Portfolio.

Statement of Additional Information

29.	Comment: The Staff notes that Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, Schroders Global Multi-Asset Portfolio II, and MFS Value Portfolio II are the subject of fund reorganizations that are expected to be completed in the first half of 2018. Please disclose information regarding the mergers of these portfolios in the registration statement, as applicable.

Response: The Registrant confirms that the amendment to the Registration Statement filed with the Commission pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”) has been revised as appropriate to reflect that these mergers are expected to close contemporaneously with the effective date of the 485(b) Amendment on April 30, 2018.

30.	Comment: Please explain why Victory Sycamore Mid Cap Value Portfolio is not included in the “Investment Policies” section of the SAI.

Response: The Registrant notes, as indicated in the disclosure, that the above-referenced section of the SAI sets forth the investment policies of certain of the portfolios and that more information about the investment policies of each portfolio (including Victory Sycamore Mid Cap Value Portfolio) can be found under “Investment Restrictions” and “Investment Strategies and Risks” in the SAI and in the relevant Prospectus.

31.	Comment: The “Investment Restrictions—Trust I Portfolio and Trust II Portfolio Operating Policies—Concentration” section of the SAI includes the following statement: “For the purposes of determining concentration in any one industry, each Allocation Portfolio and the Brighthouse Balanced Plus Portfolio will aggregate the amount of investments of all affiliated Underlying Portfolios.” Please clarify how this approach complies with any relevant requirements or limitations regarding concentration.

Response: In response to the Staff’s comment, the Registrant has clarified the disclosure in the SAI as follows: “For the purposes of determining concentration in any one industry, each

Allocation Portfolio and the Brighthouse Balanced Plus Portfolio will aggregate the amount of its indirect investments ~~of~~ through all affiliated Underlying Portfolios.”

32.	Comment: In the “Management of the Trusts—Qualifications of the Trustees” section, please describe each Trustee’s qualifications individually, rather than providing an overall description of the Trustees’ collective qualifications.

Response: Item 17(b)(10) of Form N-1A says, in relevant part, “For each director, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time the disclosure is made, in light of the Fund’s business and structure.” The Registrant respectfully submits that the existing SAI disclosure excerpted below is responsive to this requirement and has revised the disclosure as marked.

Ms. Gause and Mr. Boulware each served as chief executive officer of a financial services company; Ms. Hawthorne served as interim chief executive officer and chairman of the board of a technology-related company; and Ms. Vroegop has served as a managing director of a financial services company. Ms. Nugent’s prior legal and professional careers focused on the mutual fund industry and its operations. Mr. Alderman served as lead Independent Trustee of Trust I. Mr. Towle served as partner, portfolio manager and director of a large asset management company. Mr. Rosenthal serves as Chief Investment Officer of Brighthouse Financial, Inc., the parent company of the Adviser, and previously held executive positions with MetLife, Inc., the former parent company of the Adviser.

33.	Comment: With reference to the “Investment Advisory and Other Services—Trust I’s Management Agreements—Trust I’s Expenses and Expense Limitation Agreement,” please confirm whether the contractual expense limitation arrangement disclosed in the second paragraph applies to the Portfolios. The Staff notes that this contractual expense limitation arrangement appears to be different from the fee waivers disclosed in each Portfolio’s Prospectus.

Response: The Registrant confirms that the contractual expense limitation arrangement disclosed in the above-referenced section does not apply to either Portfolio.

34.	Comment: With reference to the table in the “Investment Advisory and Other Services—Subadvisory Arrangements for Trust I and Trust II” section, the Staff notes that the addition of Victory Capital Management, Inc. did not appear as a change in the “R-tagged” filing.

Response: The Registrant confirms that the inclusion of Victory Capital Management, Inc. in the table referenced was marked as a change.

35.

Comment: In footnote (e) to the table in the “Investment Advisory and Other Services—Subadvisory Arrangements for Trust I and Trust II—Trust II Portfolios’ Subadvisory Fee Schedules” section, please clarify what is meant by the term “discontinuity” in the phrase

“transitional fee credit to eliminate any discontinuity.” Please confirm whether this is a one-time credit and whether it will impact the overall advisory fee paid by the Portfolio.

Response: The Registrant notes that the above-referenced subadvisory fee schedule contains different fee schedules that apply to the total amount of assets under management when different asset levels are reached. The term “discontinuity” refers to the size of the change in the subadvisory fee amount paid under different fee schedules. The transitional fee credit is an element of the subadvisory fee provisions that smooths the amount of subadvisory fees owed when the Portfolio transitions between different fee schedules. The subadvisory fee does not impact the overall advisory fee paid by the Portfolio.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Andrew Gangolf, Esq.
Michael Lawlor, Esq.
Brian D. McCabe, Esq.
Jeremy C. Smith, Esq.